UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2017
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
 (Translation of registrant's name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter
and Nine-Month 2017 Results

Lima, Peru, October 27, 2017 – Compañia de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q17) and nine-month (9M17) period ended September 30, 2017. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2017 Highlights:

●
3Q17 EBITDA from direct operations was US$118.4 million; a 41% increase compared to US$83.7 million reported in 3Q16. 3Q17 Adjusted EBITDA (including associated companies) reached US$ 180.7 million; a 34% increase compared to US$ 135.0 million in 3Q16.

●	Total attributable production in 3Q17 was 177k gold ounces and 6.9 million silver ounces; 12% and 11% higher than in 3Q16, respectively.
●	Tambomayo has been performing well since ramp up completion in August. 4Q17 will be Tambomayo's first quarter operating at full capacity.
●	El Brocal reported US$31.4 million EBITDA in 3Q17 and an accumulated EBITDA of US$91.0 million in the last 12 months.
●	Buenaventura's de-bottlenecking program is in progress, results are expected to be gradually reflected during 2018 – 2019.
●	Yanacocha's Quecher Main project has been approved. First production is expected in early 2019 and extends the Yanacocha operation's LOM to 2027.
●
As a result of the Peruvian Supreme Court Ruling regarding the Royalty dispute, Cerro Verde recorded pre-tax charges of US$376.6 million in 3Q17 for prior assessments and for potential royalty and related assessments for the December 2006-2013 period. More details are provided within on Page #8.

●	Due to Cerro Verde´s non-recurrent expense, Buenaventura´s adjusted EBITDA was reduced by US$44.3 million, Net Income decreased by US$73.7 million and EPS decreased by 0.29.
●	Buenaventura´s Net debt/EBITDA ratio reduced to 1.5x.
●	A dividend payment of US$0.03 per share/ADS was approved by Buenaventura's board.

Financial Highlights (in millions of US$, except EPS figures):

	3Q17	3Q16	Var%	9M17	9M16	Var%
Total Revenues	368.8	269.0	37%	903.7	781.7	16%
Operating Profit	57.4	34.7	65%	100.3	107.4	-7%
EBITDA Direct Operations	118.4	83.7	41%	255.6	253.1	1%
Adjusted EBITDA (Inc Associates)	180.7	135.0	34%	469.0	468.6	0%
Net Income	-12.0	-24.7	-51%	52.5	82.4	-36%
EPS*	-0.05	-0.10	-51%	0.21	0.32	-36%
 (*) as of September 30, 2017 Buenaventura had a weighted average number of shares outstanding of 253,715,190.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Operating Revenues

3Q17 net sales were US$363.3 million; a 38% increase compared to US$263.1 million reported in 3Q16. This result was primarily due to higher volumes sold of gold (27% increase QoQ), silver (44% increase QoQ) and lead (41% increase QoQ) as well as to higher prices of lead (26% increase QoQ), zinc (27% increase QoQ) and copper (37% increase QoQ), but lower gold prices (4% decrease QoQ).

Royalty income decreased 8%; from US$5.9 million in 3Q16 to US$5.5 million in 3Q17 due to a 7% decrease in revenues at Yanacocha.

Operating Highlights	3Q17	3Q16	Var%	9M17	9M16	Var%
Net Sales (in millions of US$)	363.3	263.1	38%	888.2	763.2	16%
Average Realized Gold Price (US$/oz) (1) (2)	1,286	1,334	-4%	1,265	1,275	-1%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,282	1,338	-4%	1,254	1,267	-1%
Average Realized Silver Price (US$/oz) (1) (2)	16.39	20.83	-21%	16.58	17.60	-6%
Average Realized Lead Price (US$/MT) (1) (2)	2,458	1,950	26%	2,319	1,839	26%
Average Realized Zinc Price (US$/MT) (1) (2)	3,115	2,460	27%	2,888	2,092	38%
Average Realized Copper Price (US$/MT) (1) (2)	6,618	4,820	37%	6,045	4,666	30%

Volume Sold	3Q17	3Q16	Var%	9M17	9M16	Var%
Consolidated Gold Oz1	120,475	94,539	27%	281,395	268,280	5%
Gold Oz inc Associated Companies [3]	197,464	173,258	14%	500,522	520,176	-4%
Consolidated Silver Oz [1]	7,154,665	4,975,143	44%	18,545,059	15,924,538	16%
Consolidated Lead MT [1]	10,079	7,138	41%	29,199	21,374	37%
Consolidated Zinc MT [1]	14,798	15,040	-2%	45,688	42,866	7%
Consolidated Copper MT [1]	11,273	11,225	0%	31,152	32,895	-5%

(1)	Buenaventura's Direct Operations includes 100% of Buenaventura's operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura's operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Production and Operating Costs

In 3Q17, Buenaventura's consolidated gold production was 115,154 ounces; a 20% quarter on quarter increase as compared to 96,271 gold ounces in 3Q16. This increase is due to new production from Tambomayo which offset a decrease in production at La Zanja mine. Silver consolidated production increased by 15% during 3Q17 compared to 3Q16 primarily due to an additional 678,828 ounces in production coming from Tambomayo and increased production at El Brocal; 1,015,170 in 3Q17 vs. 468,806 in 3Q16. Lead consolidated production increased 36% compared to 3Q16 due to a 59% increase in production at the Uchucchacua and a 59% increase at the El Brocal mines.

Buenaventura´s 9M17 consolidated gold production increased 8% compared to 9M16. Silver consolidated production was 11% higher than 9M16, primarily due to an additional 974,207 ounces in production coming from Tambomayo and to a 3,036,835 ounce, or 106% increase, in production at El Brocal. Buenaventura´s consolidated lead production increased 33% in the 9M17 compared to 9M16. This total increase is due to a 43% increase production from the Uchuchacua and 81% increase in production from the El Brocal (81%) mines. Consolidated zinc production increased 10% in 9M17 compared to 9M16, primarily due to a 57% increase in production from Uchucchacua.

Equity Production	3Q17	3Q16	Var%	9M17	9M16	Var%
Gold Oz Direct Operations(1)	97,198	92,571	5%	239,621	257,280	-7%
Gold Oz including Associated(2) Companies	176,516	156,905	12%	457,013	468,222	-2%
Silver Oz Direct Operations(1)	6,478,420	5,840,913	11%	18,693,908	17,575,037	6%
Silver Oz including Associated Companies	6,875,783	6,099,334	13%	19,807,104	18,290,013	8%
Lead MT	9,418	7,087	33%	26,915	21,135	27%
Zinc MT	13,203	13,175	0%	40,336	35,819	13%
Copper MT Direct Operations(1)	7,124	7,608	-6%	20,400	20,978	-3%
Copper MT including Associated Companies	32,312	31,128	4%	91,957	93,361	-2%

Consolidated Production	3Q17	3Q16	Var%	9M17	9M16	Var%
Gold Oz(3)	115,154	96,271	20%	291,322	269,563	8%
Silver Oz(3)	6,902,597	5,980,514	15%	19,961,468	18,024,485	11%
Lead MT(3)	11,113	8,156	36%	32,915	24,676	33%
Zinc MT(3)	17,712	18,527	-4%	56,089	51,179	10%
Copper MT(3)	11,584	12,362	-6%	33,162	35,531	-7%

(1)	Buenaventura's Direct Operations includes 100% of Buenaventura's operating units, 53.06% of La Zanja and 61.32% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.32% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura's operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Orcopampa (100% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	Oz	51,672	53,167	-3%	140,920	145,129	-3%
Silver	Oz	160,465	179,210	-10%	423,706	492,810	-14%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	US$/Oz	699	660	6%	745	682	9%

Gold production at Orcopampa in 3Q17 was in line with 3Q16. Cost Applicable to Sales (CAS) in 3Q17 increased 6%, to 699 US$/Oz, compared to 660 US$/Oz in 3Q16, mainly due to an 8% QoQ decrease in ore grades and an 11% QoQ increase in volumes of ore treated.

Gold production guidance for 2017 is 190k – 200k ounces.

Uchucchacua (100% owned by Buenaventura)*

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	Oz	4,121,319	4,086,850	1%	12,454,235	12,170,024	2%
Zinc	MT	3,891	1,950	99%	8,722	5,566	57%
Lead	MT	4,421	2,772	59%	11,215	7,869	43%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	US$/Oz	11.00	11.06	-1%	10.89	10.84	0%

Silver production at Uchucchacua in 3Q17 was in line with 3Q16. 3Q17 Cost Applicable to Sales (CAS) of 11.00 US$/Oz was in line with 11.06 US$/Oz asreported in 3Q16 . Production from Cachipampa's fault is contributing with higher lead and zinc grades while maintaining current silver grade.

Silver production guidance for 2017 is 17.0 million – 18.0 million ounces.

*Includes a production of 139,336 Ag Oz, 170 Zn MT and 182 Pb MT from Uchucchacua´s material treated at Mallay´s processing plant.

Mallay (100% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	Oz	216,637	412,526	-47%	917,378	1,252,490	-27%
Zinc	MT	1,403	2,740	-49%	5,821	8,137	-28%
Lead	MT	763	1,965	-61%	3,459	5,907	-41%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	US$/Oz	12.29	13.05	-6%	13.37	12.55	6%

Mallay silver, lead and zinc production decreased in 3Q17 in order to accommodate production of Uchucchacua´s ore (more value).

Silver production guidance for 2017 from Mallay´s mining operation is 1.0 million – 1.3 million

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Julcani (100% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	Oz	643,051	782,813	-18%	1,957,169	2,473,802	-21%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Silver	US$/Oz	15.39	11.86	30%	15.04	11.32	33%

3Q17 silver production decreased 18% year on year, primarily due to a 13% QoQ decrease in ore treated and to lower ore grades (6% QoQ). 3Q17 Cost Applicable to Sales (CAS) of 15.39 US$/Oz was 30% higher than 11.86 US$/Oz in 3Q16, primarily explained by a 48%, or 5.3k, increase in meters  drifted as compared to 3Q16. Additionally, the change in mining procedures to improve safety has affected the production and cost.

Silver production guidance for 2017 is 2.6 million – 2.8 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	Oz	33,569	37,407	-10%	96,470	106,984	-10%
Silver	Oz	67,129	50,309	33%	197,938	159,012	24%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	US$/Oz	761	635	20%	762	566	34%

Gold production in 3Q17 decreased by 10% quarter on quarter, but remains in line with the mine production plan. 3Q17 Cost Applicable to Sales (CAS)  was 761 US$/Oz),  a 34% increase compared to 635 US$/Oz in 3Q16, mainly due to increased reagent consumption and lower ore grades.

Gold production guidance for 2017 is 115k – 125k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	Oz	43,320	39,595	9%	106,290	110,890	-4%
Silver	Oz	231,370	162,983	42%	537,587	587,551	-9%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Gold	US$/Oz	485	527	-8%	500	476	5%

3Q17 gold production increased by 9% quarter on quarter. 3Q17 Cost Applicable to Sales (CAS) decreased by 8%, compared to 527 US$/Oz in 3Q16, mainly due to a 10% increase in volume sold. As announced, production coming from Cienaga Norte permitted higher production and cost reduction at Coimolache.

Gold production guidance for 2017 is 145k – 155k ounces.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

El Brocal (61.32% owned by Buenaventura)

Production
		3Q17	3Q16	Var %	9M17	9M16	Var %
Copper	MT	11,531	12,291	-6%	32,994	35,312	-7%
Zinc	MT	11,658	13,836	-16%	40,727	37,477	9%
Silver	Oz	1,015,170	468,806	117%	3,036,835	1,476,348	106%

Cost Applicable to Sales
		3Q17	3Q16	Var %	9M17	9M16	Var %
Copper	US$/MT	5,201	4,785	9%	4,992	4,800	4%
Zinc	US$/MT	1,789	2,033	-12%	1,875	1,762	6%

3Q17 copper production decreased 6% compared to 3Q16 mainly due to lower ore grades. In 3Q17, zinc production decreased 16% compared to 3Q16 mainly due to less ore treated, despite higher ore grades.

In 3Q17, zinc Cost Applicable to Sales (CAS) decreased 12% quarter on quarter, mainly due to higher by-product contribution from lead and silver. Copper CAS in 3Q17 increased by 9% quarter on quarter due to an increase in meters drifted in order to prepare Marcapunta to mine 13K MTPD and to increased treatment charges due to the escalator triggered by an increase in copper prices.

Zinc production guidance for 2017 is 50k – 60k MT, while copper production guidance for 2017 is 50k – 60k MT.

General and Administrative Expenses

3Q17 General and Administrative expenses were US$20.2 million; 20% higher than $16.9 million in 3Q16, mainly explained by a non-recurrent incentive to reduce personnel related to executing planned synergies with El Brocal.

Exploration in Non-Operating Areas

3Q17 Exploration costs in Non-Operating Areas were US$4.4 million compared with US$6.4 million in 3Q16. During the period, Buenaventura primarily focused its exploration efforts on the Emperatriz area in La Zanja (US$0.84 million), the Marcapunta Norte (US$0.31 million), and San Gabriel projects (US$0.22 million).

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Share in Associated Companies

During 3Q17, Buenaventura's share in associated companies was negative US$32.9 million, compared to negative US$11.9 million reported in 3Q16, comprised of:

Share in the Result of Associates (in millions of US$)	3Q17	3Q16	Var %	9M17	9M16	Var %
Cerro Verde	-30.5	9.5	N.A.	25.9	44.3	-41%
Coimolache	5.6	4.9	13%	13.6	17.0	-20%
Yanacocha	-8.0	-26.2	-70%	-30.6	-24.1	27%
Total	-32.9	-11.9	178%	8.9	37.2	-76%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 3Q17 gold production was 141,923 ounces (61,949 ounces of which were attributable to Buenaventura); a 4% decrease as compared to the 147,387 ounces (64,334 ounces attributable to Buenaventura) produced in 3Q16.

Gold production guidance at Yanacocha for 2017 is 530k – 560k ounces.

In 3Q17, Yanacocha reported a net loss of US$18.3 million, compared to a net loss of US$60.3 million reported in 3Q16.

CAS in 3Q17 was US$1,098/oz; a 6% increase as compared to the US$1,040/oz reported in 3Q16 mainly due to lower volume sold.

Capital expenditures at Yanacocha were US$10.9 million in 3Q17.

The Quecher Main project (oxide deposit) was approved in the third quarter 2017. First production is expected in early 2019 with commercial production in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027 with average annual gold production of 200,000 ounces per year between 2020 and 2025. Cost applicable to sales is expected to be between $750 and $850 per ounce and AISC between $900 and $1,000. CAPEX for the project has been reduced to between $250 and $300 million.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q17 copper production was 128,644 MT; 25,189 MT of which is attributable to Buenaventura;  a 7% increase compared to 120,124 in 3Q16 with 23,520 MT attributable to Buenaventura.

During 3Q17, Cerro Verde reported a net loss of US$155.8 million compared to net income of US$48.3 million in 3Q16. This decrease was primarily due to pre-tax charges of $376.6 million for prior assessments and potential royalty and related assessments for December 2006-2013, as a result of the Peruvian Supreme Court Ruling.

Capital expenditures at Cerro Verde were US$41.0 million in 3Q17.

Copper production guidance at Cerro Verde for 2017 is 500k MT – 550k MT.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Update of the Cerro Verde Royalty Dispute:

●	Cerro Verde began operation with copper oxides but later incorporated copper sulfides which were found within the same deposit.
●	Cerro Verde signed an initial Tax Stability Agreement (C.E.T, in Spanish) with the Peruvian Government for the 1998-2013 period.
o	Cerro Verde has contested royalty assessments by the Peruvian Tax Authority for periods beginning December 2006 on the basis that they were exempt under 1998 Stability Agreement.
o	In October 2017, the Peruvian Supreme Court issued a ruling on the 2008 assessments that was adverse to Cerro Verde's position.
o	As a result, Cerro Verde recorded pre-tax charges of US$ 376.6 M in 3Q for prior assessments and potential royalty and related assessments for December 2006-2013.
o	Cerro Verde paid US$ 135 M under protest through September 30, 2017.
o	Cerro Verde acted in good faith and is evaluating the best final legal alternative.

●	Cerro Verde signed another Stability Agreement (C.E.T.) which is currently in place (2014-2029).
o	The new 15-year Stability Agreement became effective on January 1, 2014. The company has been paying royalties thereunder.

●	This non-recurrent expense affected Cerro Verde´s:
o	EBITDA by US$ 226.1 million
o	Net Income by US$ 376.6 million

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 3Q17 attributable contribution to net income was US$5.6 million, as compared toUS$4.9 million in 3Q16.

De-bottlenecking program

Opportunity	Tambomayo	Orcopampa	Uchuchacua	El Brocal*
Differential Cut-off	✓	✓	✓
Ventilation		✓	✓	✓
Hoist System		✓
Back-fill System	✓			✓
Drainage			✓
Mining Method			✓
Dilution Control	✓	✓
Process Plant Tuning	✓			✓
Integrated Mining Contract	✓	✓	✓
*At El Brocal thisis also considered the Esperanza Tunnel Connection and the 13K Copper Project

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

 Other

During the October 27, 2017 Board meeting the Directors passed the following resolution:

    ●     Declaration of cash dividend of US$ 0.03 per share or ADS. The record date is November 15, 2017 and it will be paid to shareholders on November 30, 2017.

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company's 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company's web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company's, Yanacocha's and Cerro Verde's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2017)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.32	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 2
Gold Production

Mining Unit	Operating Results	Unit	3Q17	3Q16	△%	9M17	9M16	△ %
Underground
Orcopampa	Ore Milled	DMT	135,217	121,714	11%	371,686	350,643	6%
	Ore Grade	Oz/MT	0.38	0.42	-8%	0.38	0.42	-9%
	Recovery Rate	%	97.29	96.98	0%	97.04	96.01	1%
	Ounces Produced*	Oz	51,672	53,167	-3%	140,920	145,129	-3%
Open Pit
La Zanja	Ounces Produced	Oz	33,569	37,407	-10%	96,470	106,984	-10%
Tantahuatay	Ounces Produced	Oz	43,320	39,595	9%	106,290	110,890	-4%
(*) Includes ounces from retreatment of tailing dams

Silver Production

Mining Unit	Operating Results	Unit	3Q17	3Q16	△%	9M17	9M16	△ %
Underground
Uchucchacua	Ore Milled	DMT	353,053	320,838	10%	1,039,166	943,460	10%
	Ore Grade	Oz/MT	14.52	15.15	-4%	14.58	15.37	-5%
	Recovery Rate	%	80.33	84.10	-4%	82.21	83.90	-2%
	Ounces Produced	Oz	4,121,319	4,086,850	1%	12,454,235	12,170,024	2%
Julcani	Ore Milled	DMT	37,197	42,647	-13%	114,125	131,425	-13%
	Ore Grade	Oz/MT	17.85	18.96	-6%	17.72	19.60	-10%
	Recovery Rate	%	96.84	96.80	0%	96.77	96.06	1%
	Ounces Produced	Oz	643,051	782,813	-18%	1,957,169	2,473,802	-21%
Mallay	Ore Milled	DMT	35,263	51,463	-31%	139,223	152,422	-9%
	Ore Grade	Oz/MT	6.75	8.39	-19%	7.28	8.77	-17%
	Recovery Rate	%	91.65	93.34	-2%	91.00	93.67	-3%
	Ounces Produced	Oz	216,637	412,526	-47%	917,378	1,252,490	-27%
Open Pit
Colquijirca	Ounces Produced	Oz	742,295	277,255	168%	2,310,524	937,547	146%

Zinc Production

Mining Unit	Operating Results	Unit	3Q17	3Q16	△%	9M17	9M16	△ %
Underground
Uchucchacua	Ore Milled	DMT	353,053	320,838	10%	1,039,166	943,460	10%
	Ore Grade	%	1.87	1.16	62%	1.61	1.15	40%
	Recovery Rate	%	58.08	52.45	11%	50.98	50.99	0%
	MT Produced	MT	3,891	1,950	99%	8,722	5,566	57%
Mallay	Ore Milled	DMT	35,263	51,463	-31%	139,223	152,422	-9%
	Ore Grade	Oz/MT	4.48	5.93	-24%	4.74	6.05	-22%
	Recovery Rate	%	84.89	88.46	-4%	85.46	87.89	-3%
	MT Produced	MT	1,403	2,740	-49%	5,821	8,137	-28%
Open Pit
Colquijirca	MT Produced	MT	11,658	13,836	-16%	40,727	37,477	9%

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	3Q17	3Q16	9M17	9M16
Net Income	-5,117	-28,366	65,394	81,355
Add / Substract:	123,469	112,016	190,226	171,722
Provision for income tax, net	18,041	31,129	27,074	37,625
Share in associated companies by the equity method, net	32,908	11,850	-8,901	-37,222
Provision for contingencies	1,512	331	13,328	129
Interest income	-2,178	-1,749	-4,651	-6,061
Interest expense	10,369	10,911	25,838	26,585
Loss on currency exchange difference	1,872	4,233	-2,343	-1,255
Long Term Compensation provision	187	336	183	926
Depreciation and Amortization	58,464	45,361	139,599	138,041
Workers´ participation provision	800	2,878	2,244	6,572
Impairment of long-term lived assets	0	0	0	0
Write-Down adjustment	0	0	0	0
Loss from discontinued operations	1,494	6,736	-2,145	6,382
EBITDA Buenaventura Direct Operations	118,352	83,650	255,620	253,077
EBITDA Yanacocha (43.65%)	-846	-2,817	-433	42,808
EBITDA Cerro Verde (19.58%)	49,523	41,603	181,620	136,151
EBITDA Coimolache (40.095%)	13,689	12,515	32,199	36,567
EBITDA Buenaventura + All Associates	180,719	134,951	469,006	468,604

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers' profit sharing and provision for long-term officers' compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura's equity share of EBITDA (Yanacocha) (2) Buenaventura's equity share of EBITDA (Cerro Verde), plus (3) Buenaventura's equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura's, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2017	2016	2017	2016
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	180,870	129,752	458,604	371,545
Add:
Consolidated Exploration in units in operation	27,591	24,985	68,793	66,206
Consolidated Commercial deductions	65,710	57,590	188,509	171,306
Consolidated Selling expenses	5,907	5,531	16,074	15,646
Consolidated Cost applicable to sales	280,078	217,858	731,980	624,703

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2017	2016	2017	2016
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	12	9	-3	15
Julcani, Silver	7,963	5,460	19,645	14,545
Julcani, Lead	1,039	464	2,157	1,345
Julcani, Copper	15	9	100	57
Mallay, Gold	24	103	218	454
Mallay, Silver	1,286	2,476	6,305	7,157
Mallay, Lead	719	1,120	3,529	3,620
Mallay, Zinc	1,675	1,883	6,541	5,289
Orcopampa, Gold	27,996	24,293	75,856	66,824
Orcopampa, Silver	986	1,136	3,196	3,173
Orcopampa, Copper	70	33	151	42
Uchucchacua, Gold	44	20	96	68
Uchucchacua, Silver	30,301	20,552	80,871	66,971
Uchucchacua, Lead	3,673	1,185	8,668	3,855
Uchucchacua, Zinc	4,138	990	7,893	2,946
Tambomayo, Gold	16,386	0	19,499	0
Tambomayo, Silver	5,299	0	6,029	0
Tambomayo, Lead	1,134	0	1,148	0
Tambomayo, Zinc	724	0	733	0
La Zanja, Gold	26,045	22,964	73,203	64,726
La Zanja, Silver	715	369	2,059	1,208
El Brocal, Gold	2,003	1,600	5,143	5,370
El Brocal, Silver	4,824	2,513	14,391	7,645
El Brocal, Lead	3,579	2,299	11,615	6,718
El Brocal, Zinc	10,731	12,747	34,103	30,718
El Brocal, Copper	25,525	24,852	65,367	70,449
Non Mining Units	3,962	2,675	10,090	8,351
Consolidated Cost of sales, excluding depreciation and amortization	180,870	129,752	458,604	371,545

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2017	2016	2017	2016
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	5	4	-1	7
Julcani, Silver	3,460	2,503	8,980	7,321
Julcani, Lead	452	213	986	677
Julcani, Copper	7	4	46	29
Mallay, Gold	5	33	67	157
Mallay, Silver	294	800	1,928	2,475
Mallay, Lead	165	362	1,079	1,252
Mallay, Zinc	384	609	2,000	1,829
Orcopampa, Gold	9,503	11,680	26,569	29,259
Orcopampa, Silver	335	546	1,119	1,389
Orcopampa, Copper	24	16	53	18
Uchucchacua, Gold	11	7	21	20
Uchucchacua, Silver	7,440	7,336	17,581	19,671
Uchucchacua, Lead	902	423	1,884	1,132
Uchucchacua, Zinc	1,016	353	1,716	865
Tambomayo, Gold	2,437	0	2,782	0
Tambomayo, Silver	788	0	860	0
Tambomayo, Lead	169	0	164	0
Tambomayo, Zinc	108	0	105	0
La Zanja, Gold	86	94	832	101
La Zanja, Silver	2	2	23	2
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	27,591	24,985	68,793	66,206

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2017	2016	2017	2016
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	2	-1	3
Julcani, Silver	1,174	1,022	3,090	3,892
Julcani, Lead	149	87	334	362
Julcani, Copper	3	1	18	20
Mallay, Gold	5	42	69	166
Mallay, Silver	327	1,319	1,896	3,578
Mallay, Lead	182	572	1,068	1,803
Mallay, Zinc	398	1,538	2,280	4,210
Orcopampa, Gold	313	183	680	331
Orcopampa, Silver	42	66	137	82
Orcopampa, Copper	14	8	28	9.02517
Uchucchacua, Gold	12	8	29	26.69616
Uchucchacua, Silver	10,001	8,686	27,471	28,325
Uchucchacua, Lead	1,164	491	2,862	1,620
Uchucchacua, Zinc	5,117	1,458	9,113	4,201
Tambomayo, Gold	73	0	75	0
Tambomayo, Silver	799	0	799	0
Tambomayo, Lead	284	0	284	0
Tambomayo, Zinc	399	0	399	0
La Zanja, Gold	85	16	200	181
La Zanja, Silver	2	4	4	12
El Brocal, Gold	2,497	1,939	6,954	6,541
El Brocal, Silver	3,239	1,974	10,953	6,094
El Brocal, Lead	1,600	1,097	6,732	3,418
El Brocal, Zinc	6,339	9,794	27,269	23,747
El Brocal, Copper	31,492	27,281	85,766	82,682
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	65,710	57,590	188,509	171,306

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2017	2016	2017	2016
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	1
Julcani, Silver	175	168	409	554
Julcani, Lead	23	14	45	51
Julcani, Copper	0	0	2	2
Mallay, Gold	1	8	11	33
Mallay, Silver	63	185	316	523
Mallay, Lead	35	84	177	265
Mallay, Zinc	82	141	328	387
Orcopampa, Gold	293	249	731	569
Orcopampa, Silver	10	12	31	27
Orcopampa, Copper	1	0	1	0
Uchucchacua, Gold	2	1	3	3
Uchucchacua, Silver	1,252	1,014	2,931	3,036
Uchucchacua, Lead	152	58	314	175
Uchucchacua, Zinc	171	49	286	134
Tambomayo, Gold	244	0	263	0
Tambomayo, Silver	79	0	81	0
Tambomayo, Lead	17	0	15	0
Tambomayo, Zinc	11	0	10	0
La Zanja, Gold	162	80	666	566
La Zanja, Silver	4	1	19	11
El Brocal, Gold	114	93	311	341
El Brocal, Silver	274	146	870	486
El Brocal, Lead	204	134	703	427
El Brocal, Zinc	610	742	2,063	1,952
El Brocal, Copper	1,452	1,447	3,954	4,476
Non Mining Units	476	904	1,533	1,629
Consolidated Selling expenses	5,907	5,531	16,074	15,646

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	JULCAN
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12	7,963	1,039	-	15	9,030	9	5,460	464	-	9	5,942
Add:
Exploration Expenses (US$000)	5	3,460	452	-	7	3,923	4	2,503	213	-	4	2,724
Commercial Deductions (US$000)	1	1,174	149	-	3	1,327	2	1,022	87	-	1	1,112
Selling Expenses (US$000)	0	174.62	22.79	-	0	198	0.29	168.16	14.28	-	0.27	183
Cost Applicable to Sales (US$000)	19	12,771	1,663	-	25	14,478	16	9,153	777	-	15	9,961
Divide:
Volume Sold	13	829,755	722	-	3	Not Applicable	21	771,898	726	-	5	Not Applicable
CAS	1,442	15.39	2,304	-	7,653	Not Applicable	776	11.86	1,070	-	2,751	Not Applicable

	MALLAY
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24.03	1,286	719	1,675	-	3,704	103	2,476	1,120	1,883	-	5,582
Add:
Exploration Expenses (US$000)	5.50	294	165	384	-	848	33	800	362	609	-	1,804
Commercial Deductions (US$000)	5	327	182	398	-	912	42	1,319	572	1,538	-	3,471
Selling Expenses (US$000)	1.18	63	35	82	-	182	8	185	84	141	-	418
Cost Applicable to Sales (US$000)	36	1,970	1,101	2,539	-	5,646	186	4,781	2,138	4,171	-	11,275
Divide:
Volume Sold	1	160,298	600	1,132	-	Not Applicable	234	366,346	1,845	2,277	-	Not Applicable
CAS	30,453	12.29	1,837	2,243	-	Not Applicable	794	13.05	1,159	1,832	-	Not Applicable

	ORCOPAMPA
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,996	986	-	-	70	29,052	24,293	1,136	-	-	33	25,461
Add:					-
Exploration Expenses (US$000)	9,503	335	-	-	24	9,862	11,680	546	-	-	16	12,242
Commercial Deductions (US$000)	313	42	-	-	14	369	183	66	-	-	8	257
Selling Expenses (US$000)	293	10	-	-	1	304	249	12	-	-	0	261
Cost Applicable to Sales (US$000)	38,105	1,373	-	-	109	39,587	36,405	1,759	-	-	57	38,221
Divide:
Volume Sold	54,544	150,956	-	-	27	Not Applicable	55,191	182,484	-	-	21	Not Applicable
CAS	699	9.10	-	-	4,091	Not Applicable	660	9.64	-	-	-	Not Applicabl

	UCHUCCHACUA
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	44	30,301	3,673	4,138	-	38,156	20	20,552	1,185	990	-	22,747
Add:
Exploration Expenses (US$000)	11	7,440	902	1,016	-	9,369	7	7,336	423	353	-	8,119
Commercial Deductions (US$000)	12	10,001	1,164	5,117	-	16,294	8	8,686	491	1,458	-	10,644
Selling Expenses (US$000)	2	1,252	152	171	-	1,577	1	1,014	58	49	-	1,122
Cost Applicable to Sales (US$000)	68	48,995	5,890	10,442	-	65,395	36	37,588	2,157	2,850	-	42,632
Divide:
Volume Sold	55	4,452,812	3,584	3,291	-	Not Applicable	51	3,398,654	2,141	1,313	-	Not Applicable
CAS	1,243	11.00	1,644	3,173	-	No Applicable	714	11.06	1,008	2,171	-	No Applicable

	JULCANI
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-3	19,645	2,157	-	100	21,900	15	14,545	1,345	-	57	15,963
Add:
Exploration Expenses (US$000)	-1	8,980	986	-	46	10,011	7	7,321	677	-	29	8,035
Commercial Deductions (US$000)	-1	3,090	334	-	18	3,441	3	3,892	362	-	20	4,277
Selling Expenses (US$000)	-0	409	45	-	2	456	1	554	51	-	2	608
Cost Applicable to Sales (US$000)	-5	32,125	3,522	-	166	35,808	26	26,313	2,436	-	108	28,883
Divide:
Volume Sold	21	2,136,488	1,604	-	28	Not Applicable	31	2,323,633	2,092	-	37	No Aplicable
CAS	-	15.04	2,195	-	5,928	No Applicable	828	11.32	1,165	-	2,939	No Applicable

	MALLAY
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	218	6,305	3,529	6,541	-	16,593	454	7,157	3,620	5,289	-	16,520
Add:
Exploration Expenses (US$000)	67	1,928	1,079	2,000	-	5,074	157	2,475	1,252	1,829	-	5,713
Commercial Deductions (US$000)	69	1,896	1,068	2,280	-	5,313	166	3,578	1,803	4,210	-	9,757
Selling Expenses (US$000)	11	316	177	328	-	831	33	523	265	387	-	1,208
Cost Applicable to Sales (US$000)	365	10,444	5,853	11,148	-	27,811	810	13,734	6,940	11,715	-	33,198
Divide:
Volume Sold	346	781,431	3,111	4,773	-	Not Applicable	933	1,094,056	5,415	6,802	-	Not Applicable
CAS	1,056	13.37	1,881	2,336	-	No Applicable	868	12.55	1,281	1,722	-	No Applicable

	ORCOPAMPA
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	75,856	3,196	-	-	151	79,202	66,824	3,173	-	-	42	70,039
Add:
Exploration Expenses (US$000)	26,569	1,119	-	-	53	27,741	29,259	1,389	-	-	18	30,666
Commercial Deductions (US$000)	680	137	-	-	28	845	331	82	-	-	9	423
Selling Expenses (US$000)	731	31	-	-	1	763	569	27	-	-	0	596
Cost Applicable to Sales (US$000)	103,835	4,483	-	-	233	108,551	96,983	4,671	-	-	70	101,724
Divide:
Volume Sold	139,466	443,660	-	-	57	Not Applicable	142,272	524,582	-	-	24	Not Applicable
CAS	745	10.11	-	-	4,059	No Applicable	682	8.90	-	-	2,885	No Applicable

	UCHUCCHACUA
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	96	80,871	8,668	7,893	-	97,528	68	66,971	3,855	2,946	-	73,839
Add:
Exploration Expenses (US$000)	21	17,581	1,884	1,716	-	21,202	20	19,671	1,132	865	-	21,689
Commercial Deductions (US$000)	29	27,471	2,862	9,113	-	39,475	27	28,325	1,620	4,201	-	34,174
Selling Expenses (US$000)	3	2,931	314	286	-	3,535	3	3,036	175	134	-	3,347
Cost Applicable to Sales (US$000)	149	128,855	13,728	19,008	-	161,740	118	118,003	6,782	8,146	-	133,049
Divide:
Volume Sold	133	11,836,518	8,762	6,589	-	Not Applicable	153	1 0,882,782	6,131	4,041	-	Not Applicable
CAS	1,119	10.89	1,567	2,885	-	No Applicable	771	10.84	1,106	2,016	-	No Applicable

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	TAMBOMAYO
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,386	5,299	1,134	724	-	23,544
Add:
Exploration Expenses (US$000)	2,437	788	169	108	-	3,501
Commercial Deductions (US$000)	73	799	284	399	-	1,555
Selling Expenses (US$000)	244	79	17	11	-	350
Cost Applicable to Sales (US$000)	19,139	6,965	1,604	1,242	-	28,950
Divide:
Volume Sold	26,799	656,070	884	491	-	NotApplicable
CAS	714	10.62	1,814	2,529	-	No Applicable	-	-	-	-	-	No Applicable

	LA ZANJA
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,045	715	-	-	-	26,760	22,964	369	-	-	-	23,333
Add:
Exploration Expenses (US$000)	86	2	-	-	-	88	94	2	-	-	-	96
Commercial Deductions (US$000)	85	2	-	-	-	87	16	4	-	-	-	21
Selling Expenses (US$000)	162	4	-	-	-	166	80	1	-	-	-	81
Cost Applicable to Sales (US$000)	26,378	724	-	-	-	27,101	23,154	376	-	-	-	23,531
Divide:
Volume Sold	34,662	73,619	-	-	-	Not Applicable	36,472	40,097	-	-	-	Not Applicable
CAS	761	9.83	-	-	-	Not Applicable	635	9.38	-	-	-	Not Applicable

	BROCAL
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,003	4,824	3,579	10,731	25,525	46,662	1,600	2,513	2,299	12,747	24,852	44,012
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,497	3,239	1,600	6,339	31,492	45,166	1,939	1,974	1,097	9,794	27,281	42,085
Selling Expenses (US$000)	114	274	204	610	1,452	2,654	93	146	134	742	1,447	2,562
Cost Applicable to Sales (US$000)	4,614	8,337	5,382	17,681	58,469	94,482	3,632	4,634	3,530	23,283	53,580	88,659
Divide:
Volume Sold	4,401	831,154	4,290	9,884	11,243	Not Applicable	2,570	215,665	2,426	11,450	11,199	Not Applicable
CAS	1,048	10.03	1,255	1,789	5,201	Not Applicable	1,413	21.49	1,455	2,033	4,785	Not Applicable

	NON MINING COMPANIES
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	3,962	-	-	-	-	-	2,675
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	476	-	-	-	-	-	904
Total (US$000)	-	-	-	-	-	4,438	-	-	-	-	-	3,579

	BUENAVENTURA CONSOLIDATED
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	72,509	51,375	10,144	17,269	25,611	180,870	48,989	32,507	5,067	15,620	24,894	129,752
Add:
Exploration Expenses (US$000)	12,047	12,319	1,687	1,507	31	27,591	11,819	11,187	997	962	20	24,985
Commercial Deductions (US$000)	2,986	15,583	3,379	12,253	31,509	65,710	2,190	13,072	2,248	12,790	27,291	57,590
Selling Expenses (US$000)	815	1,858	430	874	1,453	5,907	431	1,527	290	932	1,447	5,531
Cost Applicable to Sales (US$000)	88,357	81,135	15,640	31,904	58,604	280,078	63,429	58,292	8,603	30,304	53,651	217,858
Divide:
Volume Sold	120,475	7,154,665	10,079	14,798	11,273	Not Applicable	94,539	4,975,143	7,138	15,040	11,225	Not Applicable
CAS	733	11.34	1,552	2,156	5,199	Not Applicable	671	11.72	1,205	2,015	4,780	Not Applicable

	COIMOLACHE
	3Q 2017						3Q 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,409	1,106	-	-	-	17,515	16,681	1,085	-	-	-	17,766
Add:
Exploration Expenses (US$000)	3,375	227	-	-	-	3,602	2,932	191	-	-	-	3,123
Commercial Deductions (US$000)	153	11	-	-	-	163	114	7	-	-	-	122
Selling Expenses (US$000)	233	16	-	-	-	249	240	16	-	-	-	256
Cost Applicable to Sales (US$000)	20,170	1,359	-	-	-	21,529	19,967	1,299	-	-	-	21,267
Divide:
Volume Sold	41,621	212,808	-	-	-	Not Applicable	37,923	162,764	-	-	-	Not Applicable
CAS	485	6.39	-	-	-	Not Applicable	527	7.98	-	-	-	Not Applcable

	TAMBOMAYO
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,499	6,029	1,148	733	-	27,409
Add:
Exploration Expenses (US$000)	2,782	860	164	105	-	3,910
Commercial Deductions (US$000)	75	799	284	399	-	1,558
Selling Expenses (US$000)	263	81	15	10	-	370
Cost Applicable to Sales (US$000)	22,620	7,769	1,611	1,247	-	33,247
Divide:
Volume Sold	31,639	737,524	884	491	-	NotApplicable
CAS	715	10.53	1,822	2,539	-	N Applicable	-	-	-	-	-	Not Applicable

	LA ZANJA
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	73,203	2,059	-	-	-	75,263	64,726	1,208	-	-	-	65,934
Add:
Exploration Expenses (US$000)	832	23	-	-	-	855	101	2	-	-	-	103
Commercial Deductions (US$000)	200	4	-	-	-	204	181	12	-	-	-	193
Selling Expenses (US$000)	666	19	-	-	-	685	566	11	-	-	-	577
Cost Applicable to Sales (US$000)	74,901	2,105	-	-	-	77,007	65,574	1,233	-	-	-	66,807
Divide:
Volume Sold	98,338	202,468	-	-	-	Not Applicable	115,760	166,485	-	-	-	Not Applicable
CAS	762	10.40	-	-	-	No Applicable	566	7.41	-	-	-	Not Applicable

	BROCAL
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,143	14,391	11,615	34,103	65,367	130,619	5,370	7,645	6,718	30,718	70,449	120,899
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	6,954	10,953	6,732	27,269	85,766	137,674	6,541	6,094	3,418	23,747	82,682	122,482
Selling Expenses (US$000)	311	870	703	2,063	3,954	7,901	341	486	427	1,952	4,476	7,681
Cost Applicable to Sales (US$000)	12,408	26,215	19,050	63,435	155,086	276,194	12,252	14,224	10,563	56,417	157,607	251,062
Divide:
Volume Sold	11,452	2,406,971	14,837	33,835	31,066	Not Applicable	9,131	933,000	7,736	32,023	32,834	Not Applicable
CAS	1,084	10.89	1,284	1,875	4,992	No Applicable	1,342	15.25	1,365	1,762	4,800	Not Applicable

	NON MINING COMPANIES
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	10,090	-	-	-	-	-	8,351
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	1,533	-	-	-	-	-	1,629
Total (US$000)	-	-	-	-	-	11,623	-	-	-	-	-	9,980

	BUENAVENTURA CONSOLIDATED
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	174,013	132,497	27,117	49,270	65,618	458,604	137,456	100,699	15,538	38,953	70,548	371,545
Add:
Exploration Expenses (US$000)	30,268	30,492	4,113	3,821	99	68,793	29,544	30,859	3,061	2,694	47	66,206
Commercial Deductions (US$000)	8,006	44,351	11,280	39,061	85,811	188,509	7,249	41,985	7,203	32,158	82,711	171,306
Selling Expenses (US$000)	1,986	4,657	1,254	2,686	3,958	16,074	1,513	4,636	917	2,472	4,478	15,646
Cost Applicable to Sales (US$000)	214,273	211,997	43,765	94,838	155,486	731,980	175,762	178,179	26,720	76,277	157,785	624,703
Divide:
Volume Sold	281,395	18,545,059	29,199	45,688	31,152	Not Applicable	268,280	1 5,924,538	21,374	42,866	32,895	Not Applicable
CAS	761	11.43	1,499	2,076	4,991	Not Applicable	655	11.19	1,250	1,779	4,797	Not Applicable

	COIMOLACHE
	9M 2017						9M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	44,509	3,063	-	-	-	47,572	43,048	3,192	-	-	-	46,240
Add:
Exploration Expenses (US$000)	6,684	460	-	-	-	7,144	6,878	510	-	-	-	7,388
Commercial Deductions (US$000)	378	37	-	-	-	415	434	40	-	-	-	474
Selling Expenses (US$000)	560	39	-	-	-	599	753	56	-	-	-	809
Cost Applicable to Sales (US$000)	52,132	3,599	-	-	-	55,730	51,114	3,798	-	-	-	54,911
Divide:
Volume Sold	104,217	521,327	-	-	-	Not Applicable	107,327	592,768	-	-	-	Not Applicable
CAS	500	6.90	-	-	-	No Applicable	476	6.41	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 3Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q17		3Q17		3Q17		3Q17
Au Ounces Sold BVN		81,412
Au Ounces bought from La Zanja
Au Ounces Sold Net		81,412		34,662		41,621		116,492

	3Q17		3Q17		3Q17		3Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	107,950	1,326	27,067	781	16,978	408	129,119	1,108
Exploration in Operating Units	27,503	338	88	3	4,140	99	29,210	251
Royalties	5,867	72		0		0	5,867	50
Comercial Deductions[4]	20,457	251	87	3	163	4	20,569	177
Selling Expenses	2,646	33	131	4	249	6	2,815	24
Administrative Expenses	12,608	155	602	17	1,019	24	13,336	114
Other, net	1,646	20	409	12	-183	-4	1,790	15
Sustaining Capex[5]	23,084	284	6,989	202	15,636	376	33,062	284

By-product Credit	-131,312	-1,613	-1,220	-35	-3,571	-86	-133,391	-1,145

All-in Sustaining Cost	70,449	865	34,153	985	34,431	827	102,376	879

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 3Q16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q16		3Q16		3Q16		3Q16
Au Ounces Sold BVN		91,908
Au Ounces bought from La Zanja		-36,412
Au Ounces Sold Net		55,497		51,272		37,923		97,907

	3Q16		3Q16		3Q16		3Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	67,151	1,210	23,180	452	17,766	468	86,573	884
Exploration in Operating Units	24,889	448	875	17	3,122	82	26,605	272
Royalties	6,143	111	0	0	0	0	6,143	63
Comercial Deductions[4]	15,484	279	803	16	122	3	15,959	163
Selling Expenses	2,045	37	236	5	256	7	2,273	23
Administrative Expenses[5]	12,653	228	615	12	746	20	13,279	136
Other Expenses	0	0	2,484	48	2,702	71	2,401	25
Other Incomes	-2,993	-54	-5,589	-109	-3,072	-81	-7,190	-73
Administrative charges	0	0	1,562	30	354	9	971	10
Sustaining Capex[6]	17,774	320	9,076	177	9,611	253	26,443	270

By-product Credit	-115,724	-2,085	-1,015	-20	-3,373	-89	-117,615	-1,201

All-in Sustaining Cost	27,422	494	32,227	629	28,234	745	55,842	570

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 9M17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M17		9M17		9M17		9M17
Au Ounces Sold BVN		198,883
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		171,605		98,015		104,217		265,398

	9M17		9M17		9M17		9M17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	261,204	1,522	75,279	768	47,572	456	320,221	1,207
Exploration in Operating Units	67,938	396	855	9	7,144	69	71,256	268
Royalties	14,672	85		0		0	14,672	55
Comercial Deductions[4]	50,632	295	868	9	415	4	51,259	193
Selling Expenses	6,122	36	518	5	599	6	6,637	25
Administrative Expenses	39,994	233	1,687	17	2,718	26	41,979	158
Other, net	5,306	31	572	6	-363	-3	5,464	21
Sustaining Capex[5]	36,941	215	9,665	99	19,963	192	50,074	189

By-product Credit	-331,457	-1,932	-3,140	-32	-8,892	-85	-336,688	-1,269

All-in Sustaining Cost	151,352	882	86,304	881	69,156	664	224,873	847

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 9M16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M16		9M16		9M16		9M16
Au Ounces Sold BVN		258,386
Au Ounces bought from La Zanja		-114,997
Au Ounces Sold Net		143,389		107,702		107,327		243,568

	9M16		9M16		9M16		9M16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	203,730	1,421	60,004	557	46,240	431	254,108	1,043
Exploration in Operating Units	66,103	461	2,147	20	7,388	69	70,204	288
Royalties	15,499	108	0	0	0	0	15,499	64
Comercial Deductions[4]	48,833	341	2,611	24	474	4	50,409	207
Selling Expenses	5,822	41	732	7	809	8	6,534	27
Administrative Expenses[5]	38,122	266	1,641	15	1,799	17	39,714	163
Other Expenses	0	0	6,578	61	4,840	45	5,431	22
Other Incomes	-5,162	-36	-12,745	-118	-5,892	-55	-14,287	-59
Administrative charges	0	0	1,959	18	858	8	1,383	6
Sustaining Capex[6]	33,852	236	11,897	110	18,483	172	47,575	195

By-product Credit	-309,031	-2,155	-2,801	-26	-10,269	-96	-314,635	-1,292

All-in Sustaining Cost	97,768	682	72,022	669	64,731	603	161,937	665

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 6
Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of September 30, 2017 and December 31, 2016
	2017	2016
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	185,487	80,544
Trade and other accounts receivable, net	285,362	269,089
Inventory, net	140,557	120,947
Income tax credit	18,373	19,956
Prepaid expenses	8,625	11,392
Embedded derivatives for sale of concentrate, net	2,267	-
	640,671	501,928
Assets classified as held for sale	9,629	-
	650,300	501,928

Non-current assets
Trade and other receivables, net	44,138	166,048
Long-term income tax credit	3,708	3,660
Long-term inventory	3,238	14,027
Investment in associates	1,537,271	1,536,607
Mining concessions, development costs, property, plant and equipment, net	1,994,090	1,960,025
Investment properties, net	104	10,089
Deferred income tax asset, net	22,965	25,881
Prepaid expenses	27,823	30,431
Other assets	22,071	17,719
	3,655,408	3,764,487

Total assets	4,305,708	4,266,415

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	135,000	55,000
Trade and other payables	239,698	273,440
Provisions	67,328	62,502
Income tax payable	1,580	8,686
Embedded derivatives for sale of concentrate, net	1,520	1,524
Hedge derivative financial instruments	12,292	3,863
Financial obligations	78,798	40,110
	536,216	445,125

Non-current liabilities
Trade and other payables	965	15,982
Provisions	164,659	174,190
Financial obligations	484,245	552,232
Contingent consideration liability	17,570	19,343
Deferred income tax liability, net	14,884	12,330
	682,323	774,077

Total liabilities	1,218,539	1,219,202

Shareholders' equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	162,744
Other reserves	269	269
Retained earnings	1,728,157	1,690,123
Other reserves of equity	(5,447)	(1,783)
Shareholders' equity, net attributable to owners of the parent	2,855,788	2,821,091
Non-controlling interest	231,381	226,122
Total shareholders' equity, net	3,087,169	3,047,213

Total liabilities and shareholders' equity, net	4,305,708	4,266,415

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and nine-month periods ended September 30, 2017 and 2016

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	355,085	257,484	867,439	746,310
Net sales of services	8,186	5,598	20,714	16,859
Royalty income	5,485	5,947	15,595	18,493
Total operating income	368,756	269,029	903,748	781,662

Operating costs
Cost of sales, without considering depreciation and amortization	-176,962	-127,210	-448,980	-363,194
Cost of services, without considering depreciation and amortization	-3,908	-2,542	-9,624	-8,351
Depreciation and amortization	-58,464	-45,361	-139,599	-138,041
Exploration in operating units	-27,591	-24,985	-68,793	-66,206
Mining royalties	-8,907	-7,332	-22,555	-20,375
Total operating costs	(275,832)	(207,430)	(689,551)	(596,167)

Gross profit	92,924	61,599	214,197	185,495

Operating expenses, net
Administrative expenses	-20,226	-16,879	-60,940	-58,048
Selling expenses	-5,907	-5,531	-16,074	-15,646
Exploration in non-operating areas	-4,388	-6,355	-12,216	-14,824
Recovery (expense) for provision for contingencies	-1,512	-331	-13,328	-129
Other, net	-3,502	2,241	-11,373	10,561
Total operating expenses, net	(35,535)	(26,855)	(113,931)	(78,086)

Operating profit	57,389	34,744	100,266	107,409

Other income (expense), net
Share in the results of associates	-32,908	-11,850	8,901	37,222
Financial income	2,178	1,749	4,651	6,061
Net gain (loss) from currency exchange difference	-1,872	-4,233	2,343	1,255
Financial costs	-10,369	-10,911	-25,838	-26,585
Total other income, net	(42,971)	(25,245)	(9,943)	17,953

Profit before income tax	14,418	9,499	90,323	125,362

Current income tax	-8,188	-14,054	-18,846	-32,359
Deferred income tax	-9,853	-17,075	-8,228	-5,266

Profit (loss) from continuing operations	(3,623)	(21,630)	63,249	87,737

Discontinued operations
Profit (loss) from discontinued operations	(1,494)	(6,736)	2,145	(6,382)
Net profit (loss)	(5,117)	(28,366)	65,394	81,355

Attributable to:
Owners of the parent	-12,023	-24,651	52,513	82,372
Non-controlling interest	6,906	-3,715	12,881	-1,017
	(5,117)	(28,366)	65,394	81,355

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.05)	(0.10)	0.21	0.32

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,715,190	253,986,867	253,715,190

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and nine-month periods ended September 30, 2017 and 2016

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	316,646	262,108	848,880	677,953
Value Added Tax recovered	28,376	34,850	90,373	105,722
Royalty received	4,511	5,947	16,020	27,005
Proceeds from dividends	1,857	3,142	7,032	139,926
Interest received	33	52	3,150	1,766
Payments to suppliers and third-parties	(209,375)	(190,615)	(647,965)	(523,634)
Payments to employees	(36,553)	(36,065)	(123,552)	(105,219)
Payments of interest	(7,184)	(1,068)	(21,355)	(18,941)
Payment of income taxes	(3,245)	(2,705)	(19,784)	(14,166)
Payments of mining royalties	(5,867)	(6,053)	(14,672)	(15,409)

Net cash and cash equivalents provided by operating activities	89,199	69,593	138,127	275,003

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	(47,933)	(118,296)	(196,841)	(239,664)
Proceeds from loans	-	-	124,800	-
Acquisitions of mining concessions, development costs, property, plant and equipment	266	3,352	1,704	5,651

Net cash and cash equivalents provided by (used in) investing activities	(47,667)	(114,944)	(70,337)	(234,013)

Financing activities
Proceeds of bank loans	-	-	245,000	175,851
Payments of bank loans	-	(3,760)	(165,000)	(415,760)
Proceeds of financial obligations	-	210	-	275,210
Payments of financial obligations	(7,010)	(8,297)	(22,746)	(25,180)
Dividends paid to controlling interest	-	-	(14,479)	(9)
Dividends paid to non-controlling interest	(1,320)	(1,649)	(4,516)	(5,709)
Increase of restricted bank accounts	1,635	(2,023)	(1,106)	(4,011)
Acquisition of non-controlling interest	-	(1,210)	-	(1,210)
Repurchase of treasury shares	-	(4,152)	-	(5,459)

Net cash and cash equivalents provided by (used in) financing activities	(6,695)	(20,881)	37,153	(6,277)

Net increase in cash and cash equivalents during the period	34,837	(66,232)	104,943	34,713
Cash and cash equivalents at the beginning of the period	150,650	179,464	80,544	78,519

Cash and cash equivalents at period-end	185,487	113,232	185,487	113,232

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	(12,023)	(24,651)	52,513	82,372

Plus (less):
Depreciation and amortization	58,464	45,361	139,599	138,041
Recovery (expense) for provision for contingencies	1,512	331	13,328	129
Loss attributable to non-controlling interest	6,906	(3,715)	12,881	(1,017)
Hedge derivative instruments	1,904	-	7,633	-
Accretion expense of provision for closure of mining units and exploration projects	600	1,112	2,108	2,810
Fair Value of provision for contingences liabilities	-	-	(1,773)	3,530
Reversal (provision) for impairment loss of inventories	1,494	(291)	2,302	(9,145)
Net share in results of associates	32,908	11,850	(8,901)	(37,222)
Net loss (gain) from currency exchange difference	1,872	4,233	(2,343)	(1,255)
Provision for estimated fair value of embedded derivatives related to concentrate	1,535	20,651	(2,271)	(9,298)
sales and adjustments on open liquidations
Deferred income tax expense (income)	9,853	17,075	8,228	5,266
Other net	709	(1,096)	(2,358)	(2,939)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(33,454)	(32,057)	(19,051)	(68,235)
Inventories	12,951	(8,598)	(11,123)	(6,777)
Income tax credit	(167)	6,219	1,535	24,220
Prepaid expenses	1,860	3,809	5,375	(3,115)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(9,723)	38,245	(54,776)	21,908
Provisions	9,898	(12,621)	(4,705)	(4,196)
Income tax payable	243	594	(7,106)	-

Proceeds from dividends	1,857	3,142	7,032	139,926

Net cash and cash equivalents provided by operating activities	89,199	69,593	138,127	275,003

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: October 27, 2017